UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2025

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.

(Translation of registrant’s name into English)

26, Chin 3rd Road

Kaohsiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: April 30, 2025	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

First Quarter 2025 Earnings Release 30 April, 2025 ASE Technology Holding

Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended . These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this presentation. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2024 Annual Report on Form 20 - F filed on March 27, 2025. 2

Consolidated Statements of Income

Quarterly Comparison

(Unaudited)

(NT$ million)	Q1 / 2025	%	Q4 / 2024	%	Q1 / 2024[1]	%	QoQ	YoY
Net Revenues:								
ATM	85,606	57.8%	87,208	53.7%	72,862	54.9%	-2%	17%
EMS	61,860	41.7%	74,243	45.8%	59,326	44.7%	-17%	4%
Others	687	0.5%	813	0.5%	615	0.4%	-15%	12%
Total Net Revenues	148,153	100.0%	162,264	100.0%	132,803	100.0%	-9%	12%
Gross Profit	24,893	16.8%	26,631	16.4%	20,821	15.7%	-7%	20%
Operating Income (Loss)	9,671	6.5%	11,211	6.9%	7,477	5.6%	-14%	29%
Pretax Income (Loss)	9,810	6.6%	11,441	7.1%	7,812	5.9%	-14%	26%
Income Tax Benefit (Expense)	(2,022)	-1.4%	(1,862)	-1.1%	(1,893)	-1.4%		
Non-controlling Interests	(234)	-0.2%	(267)	-0.2%	(259)	-0.2%		
Net Income Attributable to Shareholders of the Parent	7,554	5.1%	9,312	5.7%	5,660	4.3%	-19%	33%
Basic EPS(NT$)	1.75		2.15		1.31		-19%	34%
Diluted EPS(NT$)	1.64		2.07		1.27		-21%	29%

Additional Commentary From Management[1]:

Gross Profit excl. PPA expenses	25,450	17.2%	27,274	16.8%	21,775	16.4%	-7%	17%
Operating Income excl. PPA expenses	10,491	7.1%	12,117	7.5%	8,694	6.5%	-13%	21%
Net income attributable to shareholders of the parent excl. PPA expenses	8,352	5.6%	10,187	6.3%	6,834	5.1%	-18%	22%
Basic EPS(NT$) excl. PPA expenses	1.93		2.36		1.58		-18%	22%

[1]: We exclude certain expenses recorded in connection with business combinations, which include retrospective adjustments recorded in 1Q24 following the completion of the purchase price allocation("PPA") calculation in relation to Hirschmann acquisition as of September 30, 2024. Please refer to Appendix 1 for details.

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Consolidated Operations (Unaudited) 4 72,862 76,676 84,545 87,208 85,606 59,326 62,853 74,871 74,243 61,860 15.7% 16.4% 16.5% 16.4% 16.8% 5.6% 6.4% 7.2% 6.9% 6.5% 0% 10% 20% 30% 0 30,000 60,000 90,000 120,000 150,000 180,000 Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 NT$ million ATM Revenue EMS Revenue Other Revenue Gross Margin Operating Margin 1 1 1 : We completed the purchase price allocation calculation in relation to Hirschmann acquisition as of September 30, 2024, and have retrospectively adjusted the consolidated financial results for the prior periods. 1

ATM Statements of Income Quarterly Comparison (Unaudited) 5 (NT$ million) Q1 / 2025 % Q4 / 2024 % Q1 / 2024 % QoQ YoY Net Revenues: Packaging 69,360 80.0% 71,342 80.7% 60,388 81.7% -3% 15% Testing 16,004 18.5% 15,713 17.8% 12,102 16.4% 2% 32% Direct Material 1,219 1.4% 1,233 1.4% 1,338 1.8% -1% -9% Others 85 0.1% 75 0.1% 80 0.1% 13% 6% Total Net Revenues 86,668 100.0% 88,363 100.0% 73,908 100.0% -2% 17% Gross Profit 19,611 22.6% 20,609 23.3% 15,557 21.0% -5% 26% Operating Income (Loss) 8,335 9.6% 9,435 10.7% 6,077 8.2% -12% 37% Additional Commentary From Management 1 : Gross Profit excl. PPA expenses 20,137 23.2% 21,213 24.0% 16,433 22.2% -5% 23% Operating Income excl. PPA expenses 9,111 10.5% 10,289 11.6% 7,203 9.7% -11% 26% 1 : We exclude certain expenses recorded in connection with business combinations. Please refer to Appendix 1 for details.

ATM Operations (Unaudited) 6 15,557 17,201 19,795 20,609 19,611 73,908 77,813 85,790 88,363 86,668 21.0% 22.1% 23.1% 23.3% 22.6% 0% 10% 20% 30% 40% 0 20,000 40,000 60,000 80,000 100,000 Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 NT$ million Gross Profit Gross Margin Revenue

ATM Revenues by Application (Unaudited) 7 52% 49% 50% 53% 48% 18% 19% 18% 17% 22% 30% 32% 32% 30% 30% 0% 20% 40% 60% 80% 100% Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Communication Computing Automotive, Consumer & Others

ATM Revenues by Type (Unaudited) 8 43% 44% 45% 47% 46% 30% 31% 29% 27% 28% 9% 7% 8% 7% 6% 16% 16% 16% 18% 18% 2% 2% 2% 1% 2% 0% 20% 40% 60% 80% 100% Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Material Testing Others Wirebonding Bump/FC/WLP /SiP

EMS Operations Quarterly Comparison & Revenues by Application (unaudited) (NT$ million) Q1 / 2025 % Q4 / 2024 % Q1 / 2024 1 % QoQ YoY EMS Net Revenues 62,295 100.0% 74,895 100.0% 59,365 100.0% -17% 5% Gross Profit 5,528 8.9% 6,182 8.3% 5,452 9.2% -11% 1% Operating Income (Loss) 1,608 2.6% 1,986 2.7% 1,609 2.7% -19% 0% 9 34% 33% 34% 37% 33% 12% 11% 9% 9% 11% 27% 29% 36% 33% 31% 12% 13% 11% 11% 13% 12% 11% 9% 8% 10% 3% 3% 1% 2% 2% 0% 20% 40% 60% 80% 100% Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Communication Computing Consumer Industrial Automotive Others 1 : We completed the purchase price allocation calculation in relation to Hirschmann acquisition as of September 30, 2024, and have retrospectively adjusted the consolidated financial results for the prior periods.

Key Balance Sheet Items & Indices (Unaudited) 10 (NT$ million) Mar. 31, 2025 Dec. 31, 2024 Cash and cash equivalent $77,100 $76,493 Financial assets - current 16,435 9,376 Financial assets - non current & investments - equity method 41,428 41,810 Property, plant & equipment 342,056 312,531 Total assets 774,177 740,698 Short-term loans & short-term bills payable 55,485 47,445 Current portion of bonds payable 14,999 14,998 Current portion of long-term loans 5,775 3,885 Bonds payable 21,066 17,978 Long-term loans 126,708 121,750 Total interest bearing debts 231,637 213,868 Total liabilities 439,154 394,911 Total equity (Including non-controlling interest) 335,023 345,787 Quarterly EBITDA* 27,628 28,797 Current ratio 1.04 1.19 Net debt to equity ratio 0.41 0.37 *: EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or lo ss as well as other items .

Equipment Capital Expenditures vs. EBITDA (Unaudited) 11 228 406 603 640 892 765 811 888 895 843 0 200 400 600 800 1,000 Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 US$ million Capex EBITDA 1 : We completed the purchase price allocation calculation in relation to Hirschmann acquisition as of September 30, 2024, and have retrospectively adjusted the consolidated financial results for the prior periods. 1 1 1

Second Quarter 2025 Outlook Based on our current business outlook and exchange rate assumptions, management projects overall performance for the second quarter of 2025 to be as follows:  In NT dollar terms, our ATM 2nd quarter 2025 revenues should grow by 9 to 11 percent quarter over quarter;  Our ATM 2nd quarter gross margin should increase by 140 - 180 basis points quarter over quarter;  In NT dollar terms, our EMS 2nd quarter 2025 revenues should decline by 10 percent year over year;  Our EMS 2nd quarter 2025 operating margin should decline by 100 basis points year over year. 12

Thank you

Appendix 1

Consolidated Statements of Comprehensive Income

(Unaudited)

(NT$ thousand)	Q1/2024[2,3&4]	Q2/2024[2,3&4]	Q3/2024[2,3&4]	Q4/2024[3&4]	FY/2024[2,3&4]	Q1/ 2025[3&4]
Revenues	132,802,855	140,238,063	160,105,107	162,263,560	595,409,585	148,153,262
COGS	111,981,689	117,183,829	133,679,394	135,632,929	498,477,841	123,260,526
PPA under COGS	954,137	958,574	934,749	643,518	3,490,978	557,027
Gross profit	20,821,166	23,054,234	26,425,713	26,630,631	96,931,744	24,892,736
Gross profit excl. PPA	21,775,303	24,012,808	27,360,462	27,274,149	100,422,722	25,449,763
OPEX	13,343,693	14,045,894	14,955,682	15,420,090	57,765,359	15,221,435
PPA under OPEX	262,917	263,176	263,418	262,980	1,052,491	262,652
Operating income	7,477,473	9,008,340	11,470,031	11,210,541	39,166,385	9,671,301
Operating income excl. PPA	8,694,527	10,230,090	12,668,198	12,117,039	43,709,854	10,490,980
Non Op gain/(loss)	334,868	1,096,772	854,753	230,709	2,517,102	138,628
PPA under Non Op gain/ (loss)	1,027	3,670	859	11,986	17,542	61
Non Op gain/ (loss) excl. PPA	335,895	1,100,442	855,612	242,695	2,534,644	138,689
Pretax income	7,812,340	10,105,112	12,324,784	11,441,250	41,683,486	9,809,929
PPA under Pretax income	1,218,081	1,225,420	1,199,026	918,484	4,561,011	819,740
Pretax income excl. PPA	9,030,421	11,330,532	13,523,810	12,359,734	46,244,497	10,629,669
Tax expenses	1,893,199	1,950,137	2,052,371	1,862,138	7,757,845	2,021,624
PPA under Tax expense	(21,989)	(12,940)	(13,849)	(32,703)	(81,481)	(12,964)
Tax expense excl. PPA	1,915,188	1,963,077	2,066,220	1,894,841	7,839,326	2,034,588
Non-controlling interests	258,783	377,466	539,872	267,042	1,443,163	234,472
PPA under Non-controlling interests	22,278	12,036	11,339	10,933	56,586	8,408
Non-controlling interests excl. PPA	281,061	389,502	551,211	277,975	1,499,749	242,880
Net income attributable to shareholders of the parent	5,660,358	7,777,509	9,732,541	9,312,070	32,482,478	7,553,833
PPA expenses under Net income attributable to shareholders of the parent	1,173,814	1,200,444	1,173,838	874,848	4,422,944	798,368
Net income attributable to shareholders of the parent excl. PPA	6,834,172	8,977,953	10,906,379	10,186,918	36,905,422	8,352,201
Total PPA expenses	1,196,092	1,212,480	1,185,177	885,781	4,479,530	806,776
Basic EPS (NT$)	1.31	1.80	2.25	2.15	7.52	1.75
Basic EPS (NT$) excl. PPA	1.58	2.08	2.52	2.36	8.54	1.93
Diluted EPS (NT$)	1.27	1.75	2.18	2.07	7.23	1.64
Diluted EPS (NT$) excl. PPA	1.54	2.03	2.45	2.27	8.23	1.82

[2]: We completed the purchase price allocation calculation in relation to Hirschmann acquisition as of September 30, 2024, and have retrospectively adjusted the consolidated financial results for the prior periods.

[3]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL and ASE/Infineon transaction, which resulted in increased asset values from purchase price premiums in inventory, PP&E, intangibles, right-of-use assets, other assets, and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses, and income tax benefit $1.13bn in 1Q24, $1.17bn in 2Q24, 1.14bn in 3Q24, 0.85bn in 4Q24, $4.29bn in 2024, and 0.77bn in 1Q25.

[4]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash and USI/Hirschmann transaction, which resulted in increased asset and liability values from purchase price premiums in inventory, PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses and income tax benefit $0.07bn in 1Q24, $0.04bn in 2Q24, 3Q24, 4Q24, and 1Q25, and 0.19bn in 2024.

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